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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

                           WYNN'S INTERNATIONAL, INC.
                            (Name of Subject Company)


                           WYNN'S INTERNATIONAL, INC.
                        (Name of Person Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   983195 10 8
                      (CUSIP Number of Class of Securities)

                                GREGG M. GIBBONS
             VICE PRESIDENT - CORPORATE AFFAIRS AND GENERAL COUNSEL
                           WYNN'S INTERNATIONAL, INC.
                  500 NORTH STATE COLLEGE BOULEVARD, SUITE 700
                            ORANGE, CALIFORNIA 92868
                                 (714) 938-3700
                          (Name, Address and Telephone
                         Number of Person Authorized to
                      Receive Notice and Communications on
                     Behalf of the Person Filing Statement)

                                 with a copy to:

                                  J. JAY HERRON
                              O'MELVENY & MYERS LLP
                             114 PACIFICA, SUITE 100
                            IRVINE, CALIFORNIA 92618
                                 (949) 737-2900


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Final Amendment amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission on June 22, 2000 (the "Schedule 14D-9"), by Wynn's International, Inc., a Delaware corporation (the "Company"), relating to the tender offer (the "Offer") by WI Holding, Inc., a Delaware corporation ("Merger Sub"), which is a wholly-owned subsidiary of Parker-Hannifin Corporation, an Ohio corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule TO, dated June 22, 2000 (the "Schedule TO"). The Offer relates to the purchase of all the outstanding common stock, par value $.01 per share, of the Company (the "Shares"), including the associated preferred stock purchase rights issued pursuant to the Company's Second Amended Rights Agreement, dated October 22, 1998, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C., at $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 22, 2000, and in the related Letter of Transmittal included as exhibits to the Schedule TO. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 13, 2000, among Purchaser, Merger Sub and the Company.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information thereto:

         The Offer expired at 12:00 midnight, New York City time, on July 20, 2000. Based on information provided by the Depositary, approximately 18,262,997 Shares, including 585,582 Shares tendered pursuant to guaranteed delivery procedures, or 97.61% of the outstanding Shares, were validly tendered and not withdrawn pursuant to the Offer. Merger Sub has accepted for payment and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the terms of the Offer. A copy of the joint press release, dated July 21, 2000, issued by Purchaser and the Company announcing the expiration of the Offer is attached hereto as Exhibit (a)(6) and is incorporated herein by reference.

ITEM 9.  EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

         Exhibit (a)(6) -- Joint Press Release, dated July 21, 2000, issued by
                           Purchaser and the Company.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 21, 2000                           WYNN'S INTERNATIONAL, INC.


                                               By: /s/ Seymour A. Schlosser
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                                                   Seymour A. Schlosser
                                                   Vice President - Finance and
                                                   Chief Financial Officer




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                                  EXHIBIT INDEX

Exhibit No.        Description of Exhibit
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   (a)(6)          Joint Press Release, dated July 21, 2000, issued by
                   Parker-Hannifin Corporation and Wynn's International, Inc.